NWTN Inc.

Office 114-117, Floor 1, Building A1

Dubai Digital Park, Dubai Silicon Oasis

Dubai, UAE

VIA EDGAR SUBMISSION

October 18, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Dale Welcome
Claire Erlanger
Alex King
Geoffrey Kruczek

Re:	NWTN Inc. Registration Statement on Form F-4, as amended (File No. 333-266322)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, NWTN Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-4 (the “Registration Statement”) be accelerated to and that the Registration Statement become effective at 4:00 p.m., Eastern Time, on October 20, 2022, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Linklaters LLP, requests by telephone that such Registration Statement be declared effective.

Please contact Jeffrey Cohen, at jeffrey.cohen@linklaters.com, or by telephone at (212) 903-9014, and Xiaoxi Lin, at xiaoxi.lin@linklaters.com, or by telephone at (852) 2901-5368 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

[Signature page follows]

Sincerely, NWTN, Inc.

/s/ Peter Jianfeng CHEN
Name: Peter Jianfeng CHEN Title: Chief Financial Officer

cc:	Jeffrey Cohen, Linklaters LLP
Xiaoxi Lin, Linklaters LLP